UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Millennium India Acquisition Company Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

60039Q101

(CUSIP Number)

Sanlam International Investment Partners Limited

Private Bag X8, Tygervally, 7536

South Africa

Attn: Johan van der Merwe +27 21 950 2190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 60039Q101	Page 1 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam International Investment Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 896,800 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 896,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,800 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Semi-Annual Report filed on November 26, 2008.

CUSIP No. 60039Q101	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam Investments Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 896,800 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 896,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,800 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Semi-Annual Report filed on November 26, 2008.

CUSIP No. 60039Q101	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanlam Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 896,800 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 896,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,800 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%* (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Semi-Annual Report filed on November 26, 2008.

CUSIP No. 60039Q101	Page 4 of 13

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”), of Millennium India Acquisition Company Inc. (the “Issuer”). The Issuer has its principal offices at 330 East 38th Street, Suite 46C, New York, New York 10016.

Item 2.	Identity and Background.

(a) - (c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Sanlam International Investment Partners Limited, a South African corporation (“SIIP”), purchased 896,800 shares of Common Stock of the Issuer;

(ii) Sanlam Investments Holdings Limited, a South African corporation (“SIH”), by virtue of the fact that it is the sole shareholder of SIIP and therefore may be deemed a beneficial owner of the 896,800 shares of Common Stock of the Issuer purchased by SIIP; and

(iii) Sanlam Limited, a South African corporation (“SL”), by virtue of the fact that it is the sole shareholder of SIH and therefore may be deemed a beneficial owner of the 896,800 shares of Common Stock of the Issuer purchased by SIIP.

Each of SIIP, SIH and SL are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The address of the principal business office of each of the Reporting Persons is Private Bag X8, Tygervally, 7536, South Africa, Attn: Johan van der Merwe. The principal business of each of SIIP and SIH is to serve as a holding company for SL’s investments in businesses in India, Australia, Africa and Asia-Pacific. The principal business of SL is to invest in businesses.

CUSIP No. 60039Q101	Page 5 of 13

Certain information required by this Item 2(a) - (c) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) - (e) Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of South Africa. Certain information required by this
Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

As of December 23, 2008, SIIP had invested approximately $726,408.00 (inclusive of brokerage commissions) to purchase the 896,800 shares of Common Stock of the Issuer. SIIP obtained such funds through loans from SIH and SL. The source of these loans was the cash on hand of SL.

Item 4.	Purpose of the Transaction.

Each of the Reporting Persons acquired the shares of Common Stock for investment purposes. Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute of some or all of its Common Stock or such other securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

CUSIP NO. 60039Q101	Page 6 of 13

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to their shares of the Issuer’s Common Stock. Accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of
Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the member of a “group” or the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

Except as indicated herein, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

CUSIP NO. 60039Q101	Page 7 of 13

Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons is 896,800 shares of Common Stock, which represents approximately 11% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 8,219,875 shares of common stock outstanding, as reported in the Issuer’s Semi-Annual Report filed on November 26, 2008.

None of the persons set forth on Schedule A has any interest in the Common Stock of the Issuer.

(b) SIIP, by virtue of its position as the purchaser of the 896,800 shares of Common Stock, SIH, by virtue of its position as the sole shareholder of SIIP and SL, by virtue of its position as the sole shareholder of SIH, have the shared power to vote and dispose of the Common Stock owned by SIIP reported herein. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) Other than as described herein, no transactions in the Common Stock of the Issuer were effected during the past sixty days.

None of the persons set forth on Schedule A has effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 60039Q101	Page 8 of 13

There are no contracts, arrangements, understandings or relationships among the persons set forth on Schedule A, or between the persons set forth on Schedule A, and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement by and among Sanlam International Investment Partners Limited, Sanlam Investments Holdings Limited and Sanlam Limited, dated as of February 20, 2009.

CUSIP NO. 60039Q101	Page 9 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2009

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM INVESTMENTS HOLDINGS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

CUSIP NO. 60039Q101	Page 10 of 13

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 20, 2009

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM INVESTMENTS HOLDINGS LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

SANLAM LIMITED

By:	/s/ JHP van der Merwe
Name:	JHP van der Merwe
Title:	CEO Sanlam Investment Management

CUSIP NO. 60039Q101	Page 11 of 13

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

The address of each of the directors and executive officers set forth below is Private Bag X8, Tygervally, 7536, South Africa. Each person set forth below is a citizen of South Africa, except Mr. Plenderleith who is a British citizen.

SANLAM LIMITED: BOARD OF DIRECTORS

Non-Executive Chairman

MR. RC ANDERSEN

Non-Executive Deputy Chairman

MR. PT MOTSEPE

Non-Executive Directors

DR. MMM BAKANE-TUOANE

MR. AD BOTHA

MR. AS DU PLESSIS

ADV. FA DU PLESSIS

DR. WG JAMES

MR. MV MOOSA

MR. SA NKOSI

MR. I PLENDERLEITH

MR. GE RUDMAN

MR. ZB SWANEPOEL

MR. PL ZIM

DR. RV SIMELANE

Executive Directors

DR. J VAN ZYL (Chief Executive Officer)

MR. JP MöLLER (Financial Director)

MS. RK MORATHI (Chief Executive Group Services)

CUSIP NO. 60039Q101	Page 12 of 13

SANLAM LIMITED: EXECUTIVE OFFICERS

Dr. J. van Zyl (Group Chief Executive Officer)

Mr. I.M. Kirk (Chief Executive: Chief Executive)

Ms. L. Lambrechts (Chief Executive Officer: Sanlam Personal Finance)

Mr. J.P. Möller (Financial Director)

Mr. T.I. Mvusi (Chief Executive: Market Development)

Ms. R.K. Morathi (Chief Executive: Sanlam Group Services)

Mr. J.H.P. van der Merwe (Chief Executive: Sanlam Investment Management)

Mr. H.C. Werth (Chief Executive: Sanlam Developing Markets)

Mr. A.P. Zeeman (Chief Actuary)

SANLAM INVESTMENT HOLDINGS LIMITED: BOARD OF DIRECTORS

Independent Non-Executive Directors

Mr. J.H.P. van der Merwe (Chief Executive Officer: Sanlam Investment Management)

Mr. A. Tyer (Managing Director: Sanlam Investment Management)

SANLAM INVESTMENT HOLDINGS LIMITED: EXECUTIVE OFFICERS

None

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED: BOARD OF DIRECTORS

Mr J.H.P. Van Der Merwe (Chief Executive Officer: Sanlam Investment Management)

Mr R. Roux (Chief Operating Officer: Sanlam Investment Management)

Mr R. Aubdool (Manager: Multiconsult, Mauritius)

Mr A.A. Owasil (Manager: Multiconsult, Mauritius)

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED: EXECUTIVE OFFICERS

None